Actions Semiconductor Reports Third Quarter 2010 Results

ZHUHAI, China, November 2, 2010 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2010.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2010 was $9.3 million, as compared to revenue of $9.7 million for the second quarter of 2010, and $13.4 million for the third quarter of 2009.

Net income attributable to Actions Semiconductor’s shareholders for the third quarter of 2010 was $1.9 million, or $0.03 per ADS.  The results for the third quarter of 2010 include a foreign exchange gain of $1.1 million, a reversal of over-estimated employee stock-based compensation expenses of $0.8 million, and a gain of $0.5 million resulting from the acquisition of additional equity interest in Mavrix.  This compares to a net loss attributable to Actions Semiconductor’s shareholders of $0.4 million, or $0.01 per ADS, for the second quarter of 2010, and a net loss attributable to Actions Semiconductor’s shareholders of $0.6 million, or $0.01 per ADS, for the third quarter of 2009.

Actions Semiconductor reported gross margin of 40.1% for the third quarter of 2010, as compared to gross margin of 39.6% for the second quarter of 2010, and 30.8% for the third quarter of 2009.  The Company ended the quarter with $54.0 million in cash and cash equivalents together with time deposits.  Trading securities and marketable securities, current and non-current, were $183.4 million at the end of the quarter.

Since the share repurchase programs started in 2007, the Company has invested approximately $33.2 million in repurchasing its shares.  As of September 30, 2010, approximately 14.0 million American Depositary Shares (ADSs) were repurchased.

“Our results were in line with expectations for the third quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “Our gross margin continued to benefit from increased revenue contributions from our high-end products, enhanced processing technology, and fine-tuned product designs.  This product mix shift also resulted in improved Average Selling Prices (“ASP”) during the quarter.

“We continue to work diligently on our product development activities and recently introduced our new Series 27 product family that enables an advanced and cost effective high definition 720P MP4 mobile entertainment platform for consumers.  We remain focused on introducing products that provide a compelling functionality to cost ratio and believe our commitment to R&D will position the Company for improved performance over time,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The Company undertakes no obligation to update these statements.

For the fourth quarter of fiscal year 2010 ending December 31, 2010, Actions Semiconductor estimates revenue in the range of $8.5 to $9.5 million, gross margin approximately flat with third quarter, and operating expenses slightly higher on a sequential basis.  The fourth quarter 2010 estimates include share-based compensation of approximately $0.7 million.

Conference Call Details

Actions Semiconductor’s third quarter 2010 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, November 2, 2010.  To participate in the live call, analysts and investors should dial 877-941-2322 (within U.S.) or 480-629-9715 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through November 3, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4375446.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2010	2010	2009
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	53,919	71,311	87,706
Time deposits	32	47	62
Marketable securities	158,259	135,278	139,984
Trading securities	510	495	-
Accounts receivable, net	2,163	1,986	1,891
Amount due from a related party	677	457	530
Amount due from an equity method investee	300	287	492
Notes receivable	60	-	-
Inventories	6,128	3,356	4,501
Prepaid expenses and other current assets	2,809	2,815	1,258
Deferred tax assets	303	583	371
Income tax receivable	190	188	-
Total current assets	225,350	216,803	236,795

Investment in equity method investees	6,158	1,751	1,577
Other investments (NIL, NIL and $420 carried at fair value as of September 30, 2010, June 30, 2010 and December 31, 2009 respectively)	2,757	2,746	3,258
Marketable securities ($14,177, $13,989 and NIL carried at fair value as of September 30, 2010, June 30, 2010 and December 31, 2009 respectively)	24,623	38,287	23,773
Rental deposits	42	53	46
Property, plant and equipment, net	20,770	18,502	14,437
Land use right	1,549	1,537	1,546
Acquired intangible assets, net	4,565	3,154	3,625
Deposit paid for acquisition of land use right	-	901	-
Deposit paid for acquisition of intangible assets	1,975	1,100	-
Deferred tax assets	103	117	149
Goodwill	468	-	-
TOTAL ASSETS	288,360	284,951	285,206

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,721	3,947	2,355
Accrued expenses and other current liabilities	5,969	6,193	4,626
Other liabilities	2,260	2,296	2,124
Income tax payable	102	208	129
Deferred tax liabilities	377	374	284
Total current liabilities	14,429	13,018	9,518

Other liabilities	82	122	319
Deferred tax liabilities	2,225	2,129	2,058
Total liabilities	16,736	15,269	11,895
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	26,317	28,428	31,423
Accumulated other comprehensive income	23,116	20,920	20,239
Retained earnings	222,184	220,333	221,648
Total Actions Semiconductor Co., Ltd. shareholders' equity	271,618	269,682	273,311
Noncontrolling interest	6	-	-
Total equity	271,624	269,682	273,311
TOTAL LIABILITIES AND EQUITY	288,360	284,951	285,206

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	7,017	9,059	21,208	24,695
Semiconductor product testing services	49	66	107	150
	7,066	9,125	21,315	24,845
Related-parties:
System-on-a-chip products	2,232	4,307	5,535	11,358
Total revenues	9,298	13,432	26,850	36,203
Cost of revenues:
Third-parties:
System-on-a-chip products	(4,352)	(6,303)	(12,925)	(16,984)
Semiconductor product testing services	(24)	(26)	(57)	(85)
	(4,376)	(6,329)	(12,982)	(17,069)
Related-parties:
System-on-a-chip products	(1,198)	(2,964)	(3,198)	(7,971)
Total cost of revenues	(5,574)	(9,293)	(16,180)	(25,040)
Gross profit	3,724	4,139	10,670	11,163
Other operating income	470	50	944	323
Gain on deemed disposal	-	1,736	-	1,736
Operating expenses:
Research and development	(3,906)	(5,077)	(12,900)	(14,743)
General and administrative	(1,829)	(2,394)	(5,921)	(6,564)
Selling and marketing	(236)	(290)	(788)	(870)
Total operating expenses	(5,971)	(7,761)	(19,609)	(22,177)
Loss from operations	(1,777)	(1,836)	(7,995)	(8,955)
Other income (expense)	1,072	42	1,555	(684)
Dividend income	-	420	-	420
Fair value change in financial instruments	-	-	133	42
Interest income	2,427	2,307	7,105	8,297
Interest expense	-	-	-	(59)
Other-than-temporary impairment loss on investments	-	(1,010)	-	(1,010)
Income (loss) before income taxes, equity in net income (loss) of equity method investees and noncontrolling interest	1,722	(77)	798	(1,949)
Income tax expense	(370)	(446)	(336)	(688)
Equity in net income (loss) of equity method investees	1	(183)	(424)	(523)
Fair value change in an equity method investee	494	-	494	-
Net income (loss)	1,847	(706)	532	(3,160)
Less: Net loss attributable to noncontrolling interest	4	76	4	264
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	1,851	(630)	536	(2,896)

Net income (loss) per share-basic:
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	0.004	(0.001)	0.001	(0.006)

Net income (loss) per share-diluted:
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	0.004	(0.001)	0.001	(0.006)

Basic (per ADS)	0.026	(0.008)	0.007	(0.038)
Diluted (per ADS)	0.025	(0.008)	0.007	(0.038)

Weighted-average shares used in computation:
Basic	435,141,252	458,739,496	441,018,361	462,823,200
Diluted	450,202,980	458,739,496	457,882,992	462,823,200

Weighted-average ADS used in computation :
Basic	72,523,542	76,456,583	73,503,060	77,137,200
Diluted	75,033,830	76,456,583	76,313,832	77,137,200

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	(127)	561	1,226	1,893
General and administrative	(32)	326	468	1,019
Selling and marketing	(8)	46	71	153

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	1,851	536	(2,896)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	450	1,386	1,591
Land use right	9	25	-
Allowance for doubtful accounts receivable	-	(102)	-
Amortization of acquired intangible assets	445	1,429	2,358
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	(108)	(225)	(226)
Write down of inventories	-	-	(36)
Loss (gain) on disposal of property, plant and equipment	1	54	(7)
Gain on disposal of other investment	-	(137)	-
Equity in net (income) loss of equity method investees	(1)	425	524
Fair value change in an equity method investee	(494)	(494)	-
Share-based compensation	(167)	1,765	3,065
Fair value change in trading securities	(15)	(12)	(40)
Deferred taxes	395	374	662
Proceeds from disposal of trading securities	-	5	30,649
Purchase of trading securities	-	(470)	(11,310)
Net loss attributable to noncontrolling interest	(4)	(4)	(264)
Gain on disposal of a subsidiary	-	-	(1,736)
Other-than-temporary impairment loss on investments	-	-	1,010
Changes in operating assets and liabilities:	-	-	-
Accounts receivable	(176)	(169)	(2,268)
Amount due from a related party	(220)	(147)	(1,454)
Notes receivable	(60)	(60)	(9)
Inventories	(1,892)	(733)	3,238
Amount due from an equity method investee	(8)	200	-
Prepaid expenses and other current assets	195	(921)	(593)
Accounts payable	1,303	2,882	1,888
Accrued expenses and other current liabilities	(846)	(2,840)	1,870
Income tax receivable	100	(88)	-
Income tax payable	(208)	(127)	(60)
Deposit paid for acquisition of land use right	-	(901)	-
Rental deposit refunded (paid)	4	(3)	(29)
Net cash provided by operating activities	554	1,648	25,927

Investing activities:
Investment in an equity method investees	(4,406)	(5,006)	(1,500)
Proceeds from the disposal of other investments	-	1,251	44
Proceeds from redemption of marketable securities	15,023	60,258	-
Purchase of marketable securities	(23,024)	(77,713)	(10,789)
Proceeds from disposal of property, plant and equipment	-	-	27
Deposit paid for acquisition of property, plant and equipment	-	-	(1,733)
Purchase of property, plant and equipment	(2,210)	(4,635)	(4,918)
Purchase of intangible assets	(1,250)	(1,577)	(2,687)
Deposit paid for acquisition of intangible assets	(876)	(1,976)	-
Decrease in restricted cash	-	-	399
Decrease in time deposits	15	30	7
Acquisition of a subsidiary, net of cash and cash equivalent acquired	(937)	(937)	-
Disposal of a subsidiary, net of cash and cash equivalent disposed	(10,110)	(10,110)	(2,707)
Net cash used in investing activities	(27,775)	(40,415)	(23,857)

Financing activities:
Repayment of short-term bank loans	-	-	(2)
Repayment of amount due from a former subsidiary	11,020	11,020	-
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	-	79	965
Issuance of ordinary shares for share option plan	107	171	1,885
Repurchase of ordinary shares	(2,051)	(7,042)	(7,353)
Net cash provided by (used in) financing activities	9,076	4,228	(4,505)

Net decrease in cash and cash equivalents	(18,145)	(34,539)	(2,435)

Cash and cash equivalents at the beginning of the period	71,311	87,706	45,435

Effect of exchange rate changes on cash	753	752	1
Cash and cash equivalents at the end of the period	53,919	53,919	43,001